

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Ms. Lisa L. Kim
SVP, General Counsel and Secretary
Cathay General Bancorp
777 North Broadway
Los Angeles, CA 90012

> **Re:** **Cathay General Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2015**
> **File No. 001-31830**

Dear Ms. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 26

1. Your disclosure on page 27 indicates that the cash bonuses to the named executive officers other than the CEO, were payable pursuant to the achievement of certain "financial criteria and individual and department performance goals… under the Annual Cash Bonus Plan for Executive Officers for 2014." We note that the bonus amounts for Messrs. Chen, Tai and Wong for fiscal year 2014 as compared to the prior year were four times greater.

    - Please tell us why you have not (i) disclosed the financial criteria established by the compensation committee in determining the bonus amounts for the named executive officers other than the CEO, or (ii) discussed how the compensation committee evaluated and determined the level of achievement regarding the individual and department performance goals. Your disclosure should also discuss how the compensation committee determined the amount of the cash bonus. To the extent applicable, please revise your future filings accordingly. For guidance please refer to Items 402(b)(2)(v) and (vii) of Regulation S-K.

- Please advise as to why disclosure of the cash bonuses is made in the "Bonus" column of the summary compensation table. If a bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus should be disclosed under the "Non-Equity Incentive Compensation Plan" column. Amounts earned under the plan as adjusted for the exercise of negative discretion would still be reportable in the Non-Equity Incentive Plan Compensation column. Please explain to us why these bonuses are being disclosed as discretionary awards, and to the extent necessary revise your future filing accordingly. For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3369 if you have questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief